Caribbean Smooth, LLC: A Premium Liqueur Company

A REAL Taste of the Islands

An Investor Presentation
Nigel Walwyn, Founder
Sipou-oui@ou-oui.com

The Problem

- Market Problem: Female consumers of alcoholic beverages complain of
    - Harshness
    - Synthetic/Artificial ingredients

- Consequence: Women are not getting the desired EXPERIENCE when consuming alcoholic beverages

Our Solution

Real Tropical Fruits



+

Proprietary Rum Formulation



=

A Natural and Refreshing Alternative to the harsh traditional taste of alcohol.

Key Management



Nigel Walwyn, Founder, Master Blender

- Orchestrated introduction of a global brand developed from a family backyard recipe
- 25 years Emmy award-winning TV Producer & News Executive
- Provided leadership and editorial control for 75+ staff of journalists & crew members



Victor Portugues, VP Sales & Marketing

- 20+ years Sales/Marketing/Distribution in alcohol industry; Heineken & Allied Domecq
- Took Cruzan Rum from 0 cases to 8,000 9L cases sold in 5 years in Puerto Rico
- MBA Marketing & Human Resources, BS Business Administration



Rick Tapia, Director of Operations

- 20 years in alcohol industry with Seagram, Absolut Vodka and Pernod Ricard
- Launched and operated whiskey brand in several states
- BBA Accounting; Spirits cost accounting expertise



Doug Jackson, Board of Managers

- Owner Shared-Vision Marketing develops smart, relevant and actionable marketing plans
- Clients include industry giants Diageo, Brown Forman and Combs (P. Diddy) Enterprises
- Executive team Z-Tel Technologies raised 120MM IPO for its company

Traction

- Market Test: September 2017 – August 2019
  - Cases Sold: 2,700
  - Periodic reorders from multiple accounts
  - 29 reorders of 10 cases or more for Top 10 accounts in Georgia
  - 98 reorders of 5 cases or more for Top 60 accounts in Georgia

- Tourism retail in US Virgin Islands sold out in cruise port debut
- Bermuda introduced brand in on trade and off trade accounts
- Florida, Belize, Puerto Rico and St. Maarten distribution secured

Market Size

FEMALE CONSUMER POPULATION

• MAINLAND USA (current distribution)	8.2+ Million	(25 – 34 Females)
• CARIBBEAN REGION (current distribution)	14.2 Million (Travel Sector)	
• LATIN AMERICA (pending)	21.1 Million (Travel Sector)	

INDUSTRY SALES

- Rum: $2.6 Billion in U.S. 2018
- Liqueurs: $2.4 Billion in U.S. 2018
- Global liqueurs: $86 Billion in 2018; CAGR 1.8% 2019–2025

Sources: Distilled Spirits Council & IndexMundi.com

"Cocktails are exceptionally well-positioned to meet adult millennials' demand for unique and varied experiences" – Chief Economist David Ozgo, Distilled Spirits Council

Timeline To Rollout

September 2020	Launch WeFunder campaign with $250K goal
February 2021	Plan to close Reg D fundraise on $3.5 million
March 2021	Plan to close WeFunder campaign
April 2021	Start production run on 9000 cases
May 2021	Deliver new inventory to 9 presold markets

Future Sales and Milestones

MILESTONES	May-Jul 2021	May-Oct 2021	May 2021 - April 2022	May 2022 - April 2023	May 2023 - April 2024
Markets: (States, Countries & Others)	9: GA FL SC VI BDA SXM PR TZA OL	10: 3 states/ 5 countries/ OL/ DF	10: 3 states/ 5 countries/ OL/ DF	29: 10 states/ 16 countries/ OL/ DF/ Cruise	47: 19 states/ 25 countries/ OL/ DF/ Cruise
Cases Sold (9L)	2,371	4,835	9,532	26,784	62,682

MHW

BevStrat

Assumptions based on monthly sales of 48 (9L) cases per flavor to our distribution partners in each market. 2 (9L) cases sold per month in 50 - 100 retail account universe per market.


Passion Fruit
Guava & Pineapple

*These are forward-looking projections that cannot be guaranteed.

Competition

BRANDS	HARSHNESS	REAL FRUIT	SYNTHETIC INGREDIENT
1. Ou-Oui! Premium Liqueur	Low	High	Low
2. Malibu (Pernod Ricard)	Medium	Low	High
3. Hpnotiq (Heaven Hill)	High	Low	High
4. Kinky (Crosby Lakes)	High	Low	High
5. Deep Eddy (Heaven Hill)	Medium	Medium	Medium


PASSOA

- Passoa repositioned next to Ou-Oui!
- Price reduced by $4
- Copied our Sangria recipe
- Ou-Oui! outsold Passoa 2 to 1

Barriers to Entry

Trademark	• The Ou-Oui! Trademark has been Registered by USPTO for Alcohol & Apparel
Liqueur Recipe	• 'Secret Sauce' protected as a Trade Secret • Confidentiality Agreement with Co-Packer
Cost of R & D	• $1 Million/Product Line; Up to $34 million

Financials: Sources & Uses of Funds

Sources		
Financing (Convertible Note)		$250,000
	Total Sources	$250,000
Use of Funds		
	Fees	$ 18,750
	Marketing	$ 75,000
	Working Capital	$156,250
Total Uses		$250,000

Financials: Profitability Forecast

	2021	2022	2023	2024	2025
Sales Revenue	$988,548	$2,749,824	$6,782,226	$14,448,852	$18,929,592
Cost of Sales	$539,208	$1,499,904	$3,699,396	$7,881,192	$10,325,232
Operating Expenses	$513,251	$1,035,860	$1,670,269	$2,707,027	$3,746,283
EBITDA	-$63,911	$214,060	$1,412,561	$3,860,633	$4,858,077

*These are forward-looking projections that cannot be guaranteed.

Success

- Innovative and differentiated premium product
- Strong/Experienced management team
- Early interest and engagement among targeted consumers
- Proven model based on reorders
- Well poised for long-term growth
- Let’s do this together


Caribbean Smooth
Oui Oui
Premium Liqueur
Passion Fruit
Shake Well!
Caribbean Smooth
Oui Oui
Premium Liqueur
Guava & Pineapple
Shake Well!